January 03, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:	REQUEST FOR EXTENSION OF RESPONSE TO COMMENT LETTER DATED 12/21/07

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 21, 2007 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our most recent 10-K and 8-K filings. We would like to request an extension to the filing deadline for our response. Currently, a response was requested within 10 business days, which would make the response due by January 8, 2008. We are requesting that this date be extended to January 25, 2008. If this date is not acceptable to you please let us know, otherwise we will post our response on Edgar by January 25, 2008.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494

Sincerely,

/s/ Dan A. Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and CFO

cc:	Ms. Jennifer Thompson, Staff Accountant, Division of Corporate Finance